                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June, 2005



                        Commission File Number: 000-11743





                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)




                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F X         Form 40-F ____



    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ____            No X




     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-    N/A
                                                 -----------

                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS


                                                                                                          Page
                                                                                                          ----

Announcement of Amendments to Consolidated Financial Statements for the Year Ended March 31, 2005            3


Signature                                                                                                    4


Exhibit Index                                                                                                5
-------------


Exhibit 1     Announcement of Amendments to Consolidated Financial Statements for the Year Ended             6
              March 31, 2005

                   ANNOUNCEMENT OF AMENDMENTS TO CONSOLIDATED
             FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2005

     We recently announced amendments to certain items of our Consolidated Financial Statements for the Fiscal Year Ended March 31, 2005 which were released on May 10, 2005. Attached as Exhibit 1 hereto is an English translation of this announcement.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    WACOAL CORP.
                                    (Registrant)



                                    By:  /s/ Ikuo Otani
                                         ---------------------------------------
                                         Ikuo Otani
                                         Corporate Officer
                                         Director of Finance, Corporate Planning



Date:  June 6, 2005

                                  EXHIBIT INDEX



                                                                                           Page
                                                                                           ----

Exhibit 1    Announcement of Amendments to Consolidated Financial Statements for the
             Year Ended March 31, 2005                                                       6

                                    EXHIBIT 1

                   ANNOUNCEMENT OF AMENDMENTS TO CONSOLIDATED
             FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2005

                              (English Translation)


                                                                    June 6, 2005


To whom it may concern:
                                     WACOAL CORP.
                                     Yoshikata Tsukamoto, President and Director
                                     (Code Number:  3591)
                                     (Tokyo Stock Exchange, First Section)
                                     (Osaka Securities Exchange, First Section)
                                     Ikuo Otani, Corporate Officer,
                                     Director of Finance, Corporate Planning
                                     (Telephone: 075-682-1010)

                   Announcement of Amendments to Consolidated
                 ---------------------------------------------

             Financial Statements for the Year Ended March 31, 2005
              ----------------------------------------------------

     We hereby amend certain items of our Consolidated Financial Statements for the Fiscal Year Ended March 31, 2005 which were released on May 10, 2005 as described below.

     Amended items are underlined.


[Amended items]
Consolidated Financial Statements for the Fiscal Year Ended March 31, 2005 (Page 15)

IV-5. Consolidated Cash Flow Statement

(Before Amendment)

                                                               Current Year        Previous Year         Amount
                                                             From April 1, 2004  From April 1, 2003   Increased/
                    Accounts                                 To March 31, 2005   To March 31, 2004     Decreased
                    --------                                 ------------------  ------------------   -----------
                                                               Million Yen          Million Yen       Million Yen

I.  Operating activities
(omitted)

    2. Adjustment of net income to cash flow from
       operating activities
       (3) Loss on sale of fixed assets                             94                  455               (361)
                                                                ------                                   ------
(omitted)
       (9) Changes in assets and liabilities

           Increase in other current assets                     (1,007)                (346)              (661)
           ---------------------------------                    -------                                  ------
(omitted)



(After Amendment)


                                                               Current Year        Previous Year         Amount
                                                             From April 1, 2004  From April 1, 2003   Increased/
                    Accounts                                 To March 31, 2005   To March 31, 2004     Decreased
                    --------                                 ------------------  ------------------   -----------
                                                               Million Yen          Million Yen       Million Yen

I.  Operating activities
(omitted)
    2. Adjustment of net income to cash flow from
       operating activities
       (3) Loss on sale of fixed assets                            133                  455               (322)
                                                                ------                                   ------

(omitted)
       (9) Changes in assets and liabilities

           Increase in other current assets, etc.               (1,046)                (346)              (700)
           ---------------------------------------              -------                                  ------
(omitted)